March 27, 2013

Mr. Mark Cowan

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Series Trust II (the “Registrant”)
Columbia Variable Portfolio—Commodity Strategy Fund (the “Fund”)
Post-Effective Amendment No. 27
File No. 333-146374/811-22127

Dear Mr. Cowan:

This letter responds to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 1, 2013 with respect to the Post-Effective Amendment filing referenced above. Comments and responses are outlined below:

Comment 1:	Provide a representation that the Subsidiary will be managed according to the same compliance policies and procedures as the Fund.

Response:	As disclosed in the About the Fund’s Wholly-Owned Subsidiary section of the prospectus and the Organization and Management of Wholly-Owned Subsidiaries section of the SAI, the Registrant represents that:

“In managing the Subsidiary’s investment portfolio, and in adhering to the Fund’s compliance policies and procedures, Columbia Management will treat the assets of the Subsidiary generally as if the assets were held directly by the Fund.”

Comment 2:	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:	The Registrant agrees to make such representations.

The Staff had no additional comments except the requirement to make the following representation on behalf of the Registrant:

In connection with the filing listed above, the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Joseph L. D’Alessandro

Joseph L. D’Alessandro

Vice President and Group Counsel

Ameriprise Financial, Inc.